United States securities and exchange commission logo





                 August 16, 2022

       Mary E. Kipp
       President, Chief Executive Officer and Director
       Puget Sound Energy, Inc.
       355 110th Ave NE
       Bellevue, WA 98004

                                                        Re: Puget Sound Energy,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 8,
2022
                                                            File No. 333-266649

       Dear Ms. Kipp:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Irene Barberena-Meissner,
       Staff Attorney, at (202) 551-6548 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Andrew Bor, Esq.